UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.1)

Trinity Place Holdings Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

      89656D101
(CUSIP Number)

Andrew L. Sole
Esopus Creek Advisors LLC
1330 Avenue of the Americas, Suite 1800
New York, NY 10019
Tel: (212) 315-1340
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 11, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ .

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No 89656D101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Esopus Creek Value Series Fund LP - Series A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI- CIALLY OWNED BY EACH REPORT- ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 682,731
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 682,731
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 682,731
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.11%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Esopus Creek Value Series Fund LP - Series L
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI- CIALLY OWNED BY EACH REPORT- ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 366,229
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 366,229
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 366,229
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.20%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Esopus Creek Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI- CIALLY OWNED BY EACH REPORT- ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,048,960
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,048,960
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,048,960
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.31%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andrew L. Sole
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI- CIALLY OWNED BY EACH REPORT- ING PERSON WITH	7	SOLE VOTING POWER 92,200
	8	SHARED VOTING POWER 1,048,960
	9	SOLE DISPOSITIVE POWER 92,200
	10	SHARED DISPOSITIVE POWER 1,048,960
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,141,160
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.86%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lauren A. Krueger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI- CIALLY OWNED BY EACH REPORT- ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,048,960
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,048,960
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,048,960
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.31%
14	TYPE OF REPORTING PERSON IN

This Amendment to Schedule 13D is filed with respect to the 682,731 shares of Common Stock, par value $0.01 per share (“Common Stock”), of Trinity Place Holdings Inc. (the “Issuer”) held by Esopus Creek Value Series Fund LP - Series A, the 366,229 shares of Common Stock of the Issuer held by Esopus Creek Value Series Fund LP - Series L, and the 92,200 shares of Common Stock of the Issuer held by Andrew L. Sole.  This Statement amends the Schedule 13D initially filed by the Reporting Persons identified below on September 24, 2012 (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

Item 2.   Identity and Background

(a)	NAME

The names of the persons filing this statement on Schedule 13D (collectively, the “Reporting Persons”) are:

●	Esopus Creek Value Series Fund LP - Series A,
●	Esopus Creek Value Series Fund LP - Series L,
●	Esopus Creek Advisors LLC (“Esopus Advisors”),
●	Andrew L. Sole (“Mr. Sole”), and
●	Lauren A. Krueger (“Ms. Krueger”)

(b)	RESIDENCE OR BUSINESS ADDRESS

The principal business address for each of the Reporting Persons is 1330 Avenue of the Americas, Suite 1800, New York, NY 10019.

(c)             PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED

Esopus Creek Value Series Fund LP - Series A and Esopus Creek Value Series Fund LP - Series L (the “Esopus Funds”) are private investment funds that invest on behalf of institutions and high net worth individuals.

The principal business of Esopus Advisors is to serve as the general partner of the Esopus Funds.

The principal business of each of Mr. Sole and Ms. Krueger is to serve as a managing member of Esopus Advisors and as portfolio managers to the Esopus Funds and other affiliated entities.

(d),(e)	CRIMINAL CONVICTIONS; CIVIL PROCEEDINGS

During the last five years, none of the Reporting Persons have: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

(f)	CITIZENSHIP

Each of the Esopus Funds is a separate series of Esopus Creek Value Series Fund LP, a Delaware limited partnership.

Esopus Advisors is a Delaware limited liability company.

Each of Mr. Sole and Ms. Krueger is a citizen of the United States.

Item 4.   Purpose of Transaction

The Esopus Funds and Mr. Sole acquired and continue to hold the Common Stock for investment purposes.  One or more of the Reporting Persons may determine to purchase additional shares of Common Stock or other securities of the Issuer in the open market or otherwise, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors.  While none of the persons filing this Schedule has any present plans to sell any of the Common Stock, one or more of them could determine, based upon the same set of factors listed above with respect to purchases, to sell some or all of the Common Stock.

The Reporting Persons intend to closely monitor the Issuer’s operations and the decisions of its Board of Directors.  The Reporting Persons may be in contact with other shareholders of the Issuer from time to time.  The Reporting Persons reserve the right to propose transactions or other actions involving the Issuer; to oppose any contemplated actions by the Issuer which the Reporting Persons do not regard as in the best interests of shareholders; and/or to nominate directors and to solicit proxies for or against director elections or other matters.

Mr. Sole has resigned from the Board of Directors of the Issuer, and Ms. Krueger has resigned as the Issuer’s President, Chief Executive Officer and Secretary.

Except as set forth above, the Esopus Entities, Mr. Sole and Ms. Krueger have no intention to effect any of the transactions specified in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

(a) Esopus Creek Value Series Fund LP - Series A owns 682,731 shares of Common Stock, representing approximately 4.11% of the Issued and Outstanding Shares.

Esopus Creek Value Series Fund LP - Series L owns 366,229 shares of Common Stock, representing approximately 2.20% of the Issued and Outstanding Shares.

Esopus Advisors, as general partner of the Esopus Funds, may be deemed to beneficially own the 1,048,960 shares of Common Stock owned by the Esopus Funds, representing approximately 6.31% of the outstanding shares of Common Stock.

Mr. Sole, as a managing member of Esopus Advisors, may be deemed to beneficially own the 1,048,960 shares of Common Stock owned by the Esopus Funds, and an additional 92,200 shares of Common Stock that he personally owns, representing in the aggregate approximately 6.86% of the outstanding shares of Common Stock.

Ms. Krueger, as a managing member of Esopus Advisors, may be deemed to beneficially own the 1,048,960 shares of Common Stock owned by the Esopus Funds, representing approximately 6.31% of the outstanding shares of Common Stock.

Collectively, the Reporting Persons may be deemed to beneficially own 1,141,160 shares of Common Stock, representing approximately 6.86% of the outstanding shares of Common Stock.

(b) The Esopus Funds, Esopus Advisors, Mr. Sole and Ms. Krueger share the power to vote and to direct the vote and the power to dispose and to direct the disposition of the 1,048,960 shares of Common Stock owned by the Esopus Funds. Mr. Sole has sole voting and dispositive power with respect to the 92,200 shares of Common Stock owned by him personally.

(c) There were no transactions in the Issuer’s Common Stock effected by the Reporting Persons during the past sixty days.

(d); (e) Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2013

ESOPUS CREEK VALUE SERIES FUND LP - SERIES A
By:	Esopus Creek Advisors LLC,
as General Partner

	By:	/s/ Andrew L. Sole
Andrew L. Sole, Managing Member

ESOPUS CREEK VALUE SERIES FUND LP - SERIES L
By:	Esopus Creek Advisors LLC,
as General Partner

	By:	/s/ Andrew L. Sole
Andrew L. Sole, Managing Member

ESOPUS CREEK ADVISORS LLC

By:	/s/ Andrew L. Sole
Andrew L. Sole, Managing Member

/s/ Andrew L. Sole
Andrew L. Sole

/s/ Lauren A. Krueger
Lauren A. Krueger